HGP SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

MEMBERS' EQUITY - BEGINNING OF YEAR	$ 171,927
Net loss	(34,849)
MEMBERS' EQUITY - END OF YEAR	$ 137,078

See accompanying notes.